SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 14, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 14, 2008

TAM Renews Sarbanes-Oxley Certification

Company forms part of select group of 40 publicly traded Brazilian companies to receive certification of good corporate governance

São Paulo, April 14, 2008 – TAM (Bovespa: TAMM4 e NYSE: TAM) announces that for the second year in a row it has received the Sarbanes-Oxley Certification (SOX) conferred by the independent auditing firm of PriceWaterhouseCoopers, attesting to fulfillment of the requirements established by Section 404 of the Sarbanes-Oxley Law concerning internal controls over consolidated financial statements.

"Renewal of the Sarbanes-Oxley Certification reaffirms TAM's commitment to high ethical standards and good corporate governance practices. It also shows the company's permanent attention to ensuring a high level of control over its procedures, transparency and value creation for shareholders," emphasizes Libano Barroso, Vice President for Finance and Management, and Director of Investor Relations. Receiving this attestation is in keeping with the search for excellence in management, one of the company's three pillars -- along with excellence in technical and operational services -- which have guided the company's performance.

TAM received SOX certification in April 2007, and now, with the renewal, has become the sixth company in a select group of 40 publicly traded Brazilian companies to receive such recognition. Created to protect shareholders of publicly traded companies from the risk of fraudulent accounting practices, the law requires companies with shares traded on the New York Stock Exchange to upgrade the structure of their internal financial controls, improve procedures and provide greater transparency in their activities, carried out through the tracking and assessment of relevant procedures having to do with financial statements.

Another requirement of Section 404 of SOX is that these efforts be evaluated in a specific audit performed by independent auditors. This audit concluded that the controls that support financial statements for December 31, 2007 and their publication were effective in all relevant respects.

Compliance with this law is intended to guarantee investors that all financial information disclosed is consistent with the results obtained and is reliable, demonstrating TAM's commitment to quality and integrity with regard to both the market and society.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 68.9% in March. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.